SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

Tender Offer Statement
Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

METHODE ELECTRONICS, INC.

(Name of Subject Company (Issuer))
MEI Investment Corp.
Dura Automotive Systems, Inc.
(Name of Filing Persons (Offerors))

Class B Common Stock, Par Value $0.50 Per Share and Associated Preferred Share Purchase Rights (Title of Class of Securities)	591520 10 1 (CUSIP Number of Class of Securities)

David R. Bovee

Chief Financial Officer
Dura Automotive Systems, Inc.
2791 Research Drive
Rochester Hills, Michigan 48309
Telephone: (248) 299-7500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Dennis M. Myers
Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, Illinois 60601
Telephone: (312) 861-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$25,008,015	$2,024

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value is based on the purchase of 1,087,305 Shares of Class B Common Stock at the tender offer of $23.00 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, equals 0.008090% of the transaction valuation. The filing fee was previously paid.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,024	Filing Party: Dura Automotive Systems, Inc., et al.
Form or Registration No.: Schedule TO-T	Date Filed: July 8, 2003

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO, as amended by Amendment No. 1 thereto, originally filed on July 8, 2003 by Dura Automotive Systems, Inc., a Delaware corporation (“Parent”), and MEI Investment Corp. (the “Purchaser”), a Delaware corporation and an indirect, wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of class B common stock, par value $0.50 per share, and the associated preferred share purchase rights (together, the “Class B Shares”), of Methode Electronics, Inc., a Delaware corporation (the “Company”), at $23.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 8, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all the applicable items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

      Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

Item 12.	Exhibits

      Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iii)	Letter to the Board of Directors of the Company, delivered July 31, 2003.

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SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2003

DURA AUTOMOTIVE SYSTEMS, INC.

By:	/s/ DAVID R. BOVEE _________________________________________________________ Name: David R. Bovee Title: Vice President and Chief Financial Officer

MEI INVESTMENT CORP.

By:	/s/ DAVID R. BOVEE _________________________________________________________ Name: David R. Bovee Title: Chief Financial Officer and Director

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INDEX TO EXHIBITS

Exhibit
Number	Description

(a)(1)(i)	Offer to Purchase dated July 8, 2003.*
(a)(1)(ii)	Form of Letter of Transmittal.*
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(1)(vii)	Form of summary advertisement dated July 8, 2003.*
(a)(5)(i)	Text of press release issued by Parent, dated July 3, 2003.*
(a)(5)(ii)	Letter to the trustees of the Trusts, delivered July 11, 2003.*
(a)(5)(iii)	Letter to the Board of Directors of the Company, delivered July 31, 2003.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

*	Previously filed

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